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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 14D-9
                                 (RULE 14D-101)
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                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                          MARINE TRANSPORT CORPORATION
                           (NAME OF SUBJECT COMPANY)

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                          MARINE TRANSPORT CORPORATION
                       (NAME OF PERSON FILING STATEMENT)

                            ------------------------

                         COMMON STOCK, $0.50 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

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                                  567912-10-0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                              RICHARD T. DU MOULIN
                          MARINE TRANSPORT CORPORATION
                             1200 HARBOR BOULEVARD
                          WEEHAWKEN, NEW JERSEY 07087
                                 (201) 330-0200
           (NAME, ADDRESS, AND TELEPHONE NUMBERS OF PERSON AUTHORIZED
            TO RECEIVE NOTICES AND COMMUNICATIONS OF A TENDER OFFER)

                                WITH A COPY TO:

                              MELVIN EPSTEIN, ESQ.
                         STROOCK & STROOCK & LAVAN LLP
                                180 MAIDEN LANE
                            NEW YORK, NEW YORK 10038
                                 (212) 806-5400

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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1. SUBJECT COMPANY INFORMATION

     The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is Marine Transport Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 1200 Harbor Boulevard, Weehawken, New Jersey 07087.

     The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.50 per share, of the Company (the "Common Stock" or the "Shares"). As of December 20, 2000, there were 6,205,013 Shares issued and outstanding.

2. IDENTITY AND BACKGROUND OF FILING PERSON

     The name, business address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

     This Schedule 14D-9 relates to the tender offer by Shiloh Acquisition, Inc., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Crowley Maritime Corporation, a Delaware corporation (the "Parent"), disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO"), dated January 5, 2001, to purchase all outstanding Shares at a purchase price of $7.00 per Share, net to the seller in cash, subject to applicable withholding taxes, without interest (the "Per Share Purchase Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 5, 2001 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the "Offer"). A copy of each of the Schedule TO, Offer to Purchase and Letter of Transmittal have been filed as Exhibit A, Exhibit B and Exhibit C, respectively, hereto and each is incorporated herein by reference. Copies of the Offer to Purchase and the Letter of Transmittal are being furnished to the Company's shareholders concurrently with this Schedule 14D-9.

     The Offer is being made pursuant to an Agreement of Merger, dated as of December 20, 2000 (the "Merger Agreement"), by and among Parent, Purchaser and Company. The Merger Agreement provides that, among other things, as promptly as practicable after the purchase of Shares pursuant to the Offer and the satisfaction of the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (the "DGCL"), Purchaser shall be merged with and into the Company (the "Merger") and each then-outstanding Share will be converted into the right to receive the Per Share Purchase Price. Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will become a wholly-owned subsidiary of Parent. A copy of the Merger Agreement has been filed as Exhibit D hereto, and is incorporated herein by reference.

     As set forth in Schedule TO, the address of the principal executive offices of Parent and Purchaser is 155 Grand Avenue, Oakland, California 94612. The telephone number of the principal executive offices of Parent and Purchaser is
(510) 251-7500.

     All information contained in this Schedule 14D-9 or incorporated herein by reference concerning Purchaser, Parent or their affiliates, or actions or events with respect to any of them, was provided to the Company by Purchaser or Parent, and the Company takes no responsibility for the accuracy or completeness of such information or for any failure by such entities to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to Rule 14f-1 under the Securities Exchange Act (the "Information Statement") that is attached as Annex A hereto and incorporated herein by reference. Except as described or referred to herein (including in the Exhibits hereto and in the Information Statement) or incorporated herein by reference, to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (1) the
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Company's executive officers, directors or affiliates or (2) Parent or
Purchaser, or their respective executive officers, directors or affiliates.

     Certain contracts, agreements, arrangements and understandings between the Company and its executive officers, directors and affiliates are described in the sections entitled "Security Ownership of Certain Beneficial Owners and Management," "Certain Transactions and Business Relationships," "Compensation of Directors," "Executive Compensation," "Employment Agreements" and "Report on Senior Executive Compensation by the Board of Directors' Compensation Committee" on pages 7 through 19 of the Company's Proxy Statement dated April 25, 2000, relating to its 2000 Annual Meeting of Stockholders held on May 25, 2000 (the "Proxy Statement"). A copy of pages 7 through 19 is attached as Exhibit E hereto and is incorporated herein by reference.

THE MERGER AGREEMENT

     The summary of the Merger Agreement and the description of the conditions of the Offer contained in Sections 10 and 14, respectively, of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement. Such summary may not contain all the information that is important to you. Accordingly, you should read the Merger Agreement in its entirety for a more complete description of the material summarized in the Offer to Purchase. The Merger Agreement also may be examined and copies may be obtained at the place set forth in Item 1 above.

     Treatment of Existing Stock Options and Restricted Stock. At the time the Merger becomes effective in accordance with applicable law (the "Effective Time") (or at such earlier time as Purchaser shall designate, which time may be immediately prior to the acceptance of Shares pursuant to the Offer), each then-outstanding share of restricted stock and all outstanding stock options, including any tandem stock appreciation rights (the "Existing Stock Options") granted prior to December 20, 2000 under any stock option or similar plan of the Company (the "Equity Plans") or under any agreement shall vest. Each holder of an Existing Stock Option shall, in consideration of the cancellation, termination and settlement thereof, receive from Purchaser or the Surviving Corporation the Per Share Purchase Price less the applicable exercise price for each Existing Stock Option. In addition, the Merger Agreement provides that the Company has agreed to ensure that, at the Effective Time, no Existing Stock Options granted under the Equity Plans or under any agreement shall have any right thereunder to acquire any equity securities of the Company, the Surviving Corporation or any subsidiary thereof. The Company shall deliver such payment, subject to the terms and conditions of the Merger Agreement and the provisions of the applicable Equity Plan, as soon as practicable after the consummation of the Merger. The foregoing summary and description of the treatment of the Existing Stock Options is qualified in its entirety by reference to the Merger Agreement.

     Indemnification; Directors' and Officers' Insurance. The Merger Agreement provides that all rights to indemnification existing in favor of the present or former directors, officers and employees of the Company or any of its subsidiaries, as provided in the Company's Certificate of Incorporation or Bylaws, or the Articles of Incorporation, Bylaws or similar documents of any of the Company's subsidiaries as in effect as of the date of the Merger Agreement, with respect to matters occurring prior to the Effective Time, shall survive the Merger and shall continue in full force and effect for a period of not less than the statutes of limitations applicable to such matters.

     The Merger Agreement also requires that the Surviving Corporation will cause to be maintained in effect for a period of six years after the Effective Time policies of directors' and officers' liability insurance covering the persons currently covered by the Company's existing directors' and officers' liability insurance policies and providing substantially similar coverage to such existing policies. This obligation of the Surviving Corporation is subject to a cap on the premiums for such insurance.

     Employee Matters. The Company and Parent have agreed that, prior to the Effective Time, the Company will, and will cause its subsidiaries to, and from and after the Effective Time, the Surviving Corporation shall, honor in accordance with their terms all existing employment and severance agreements between the Company or any of its subsidiaries and any officer, director or employee of the Company and any

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of its subsidiaries, which have been disclosed to Purchaser and Parent by the
Company in the Merger Agreement.

     Parent has agreed to cause the Surviving Corporation and its subsidiaries, for a period ending no earlier than the fifth anniversary of the Effective Time, to provide pension and welfare benefits to their employees (excluding employees covered by collective bargaining agreements and excluding benefits that are based on the value of, or require the issuance of, securities) that, in the aggregate, are no less favorable than those currently provided by the Company and its subsidiaries in the aggregate to such employees.

     The Company has agreed to take, or cause to be taken, all action necessary, as promptly as reasonably practicable, to amend any plan, other than the Equity Plans, maintained by the Company or any of its subsidiaries, to eliminate, as of December 20, 2000, all provisions for the purchase of Shares directly from the Company or any of its subsidiaries.

     Parent has agreed to, and will cause the Surviving Corporation to, cause service rendered by employees of the Company and its subsidiaries prior to the Effective Time to be taken into account for all purposes under the employee benefit plans of Parent, the Surviving Corporation and its subsidiaries (except for purposes of benefit accruals under any defined benefit pension plan), to the same extent as such service was taken into account under the corresponding plans of the Company and its subsidiaries for those purposes. Employees of the Company and its subsidiaries will not be subject to any pre-existing condition limitation under any health plan of Parent, the Surviving Corporation or its subsidiaries for any condition for which they would have been entitled to coverage under the corresponding plan of the Company or its subsidiaries in which they participated prior to the Effective Time. Parent will, and will cause the Surviving Corporation and its subsidiaries to, give such employees credit under such plans for co-payments made and deductibles satisfied prior to the Effective Time. However, the terms described in this paragraph will only apply if, and to the extent that, the Plans maintained for the employees of the Company and its subsidiaries are replaced by plans of the Parent or the Surviving Corporation.

4. THE SOLICITATION OR RECOMMENDATION

RECOMMENDATION OF THE BOARD OF DIRECTORS OF THE COMPANY

     The Board of Directors of the Company (the "Board") has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and the holders of Shares. THE BOARD HAS APPROVED AND ADOPTED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING EACH OF THE OFFER AND THE MERGER, AND RECOMMENDS THAT THE HOLDERS OF SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

BACKGROUND

     Early in the year 2000, as part of the Board's periodic strategic review of long-term plans for the Company, the senior management of the Company had informal discussions with representatives of ING Barings LLC ("ING Barings"). As a result of these discussions, ING Barings made a formal presentation to the Board in executive session on February 29, 2000. At this presentation ING Barings identified factors that it believed were then inhibiting the growth of the Company and the maximization of shareholder value.

     After considering the current operating environment of the Company and its competitors, ING Barings and the Board had a detailed discussion in which they reviewed all strategic alternatives, including a potential sale to a strategic or financial buyer.

     Subsequent to this discussion, the Board authorized the Company management to engage ING Barings to consider strategic alternatives to enhance shareholder value. It was also determined that, since a full-scale auction process was likely to cause considerable disruption to the on-going growth and prospects of the Company, it was in the best interest of the Company for ING Barings to conduct a limited-auction process, in which only certain likely strategic and financial buyers would be approached, and no public announcement would be made.

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     Beginning in June 2000 and continuing through late fall, ING Barings furnished a confidential information memorandum to eight potential strategic buyers and five potential financial buyers. Prior to receiving the memorandum, each prospective buyer was required to sign a standard confidentiality agreement, which contained a standstill provision under which the prospective buyer agreed to not purchase or sell any securities of the Company.

     In mid-June 2000, Richard Oster, the former Chief Financial Officer of Parent, met James Dowling and Jeffrey Pribor of ING Barings at a conference. At that meeting, the representatives of ING Barings described a potential transaction involving the Company.

     On June 20, 2000, Parent and the Company entered into a confidentiality agreement, and shortly thereafter ING Barings furnished Parent with a confidential information memorandum concerning the Company.

     Throughout the summer, ING Barings and the Company management provided supplemental information to the potential buyers, including Parent, in response to requests for additional information.

     On August 4, 2000, Parent submitted an indication of interest providing an equity purchase price of between $3.50 and $5.00 per outstanding Share. On August 4, 2000, the closing price for one Share was $2.375.

     On August 8, 2000, ING Barings reported to the Board the indications of interest it had received from the potential bidders. After discussing the indications of interest and the value of the Company, the Board authorized Company management and ING Barings to continue the process.

     During the last half of August and the early part of September, management of the Company and a representative of ING Barings met with representatives of various potential strategic and financial buyers.

     On September 14, 2000, ING Barings reported to the Board that, of the parties approached, two parties engaged in the shipping business, including Parent, and one investment company remained interested in the Company. ING Barings also reported on the status of the communications with each of the three potential buyers.

     On September 21 and 22, 2000, Thomas B. Crowley, Jr., Chairman and Chief Executive Officer, and William P. Verdon, Senior Vice President and General Counsel, of Parent, met in Chicago with Richard T. du Moulin, Chief Executive Officer of the Company, and Mr. Dowling, to discuss a potential transaction with Parent.

     During the balance of September and the early part of October, management of the Company continued to meet with representatives of potential buyers and to supply them with additional information regarding the Company.

     On October 3 and 4, 2000, Richard Swinton, Vice President, Taxation and Audit, of Parent, Rockwell Smith, Vice President, Crowley Petroleum Transport, Inc., and Daniel Conaton, former Assistant General Counsel of Parent, conducted a preliminary due diligence review of the Company at the offices of ING Barings in New York City. In the course of their review, the executives met with Mr. du Moulin, Mark Filanowski, Senior Vice President, Chief Financial Officer and Treasurer, and Jonathan Fantell, Manager, Financial Planning and Analysis, of the Company, Mr. Dowling and Christine Jakomovich of ING Barings.

     In early October 2000, ING Barings informed each potential buyer that it should submit a per-Share offer price by October 17, 2000, in order to continue to be involved in the auction process.

     In response thereto, on October 13, 2000, Parent submitted an offer of $4.25 per Share for 100% of the outstanding Shares, subject to the approval of its Board of Directors and its lenders, and the results of its further due diligence on the Company.

     On October 17, 2000, the Board rejected Parent's bid of $4.25 per Share as inadequate because the Board believed the Company's real value was materially in excess of $4.25 per Share and because it believed that

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there were better ways to enhance the value of the Company's stock than to sell at that price. The Board instructed ING Barings to inform Parent of its decision.

     Also on October 17, 2000, the Board was advised by certain members of senior management of the interest of a potential bidder ("Interested Party A") that had expressed an interest in participating with the Company's management in acquiring the Shares. Interested Party A itself was not interested in acquiring all of the Company's Common Stock. After discussion, the Board of Directors authorized Mr. du Moulin to approach this potential bidder to determine whether such a transaction might be pursued. Representatives from ING Barings and Stroock & Stroock & Lavan LLP ("Stroock"), the Company's legal counsel, advised the Board that, before any such proposal could be accepted, it would have to be subjected to various levels of scrutiny, including approval by an independent committee of the Board. On October 17, 2000, the closing price for one Share was $3.5625.

     Thereafter, certain members of senior management of the Company, two holders of Shares, and Interested Party A, informally discussed the possibility of such a potential transaction.

     Subsequent to the October 17, 2000 Board meeting, representatives of ING Barings contacted each of the prospective bidders, except Interested Party A, and informed them of the status of its bid. As part of this process, Mr. Dowling informed Mr. Verdon that the Board had rejected Parent's bid because it was inadequate.

     In late October and early November 2000, the Company began the process of compiling all material documentation related to the operation of the business of the Company and its subsidiaries in a data room and made such information available to the remaining potential bidders, including Parent, who might wish to review it.

     On October 31, 2000, in response to further discussions with representatives of ING Barings and additional due diligence, Mr. Crowley sent a letter to Mr. Dowling containing an offer to purchase 100% of the Shares at a price of $7.00 per Share, subject to the same conditions as its prior offer.

     Thereafter, the remaining bidders were informed of the status of their bids. As a result of the offer of $7.00 per Share from Parent, the discussions regarding the potential going-private transaction with Interested Party A were terminated by mutual consent of all parties involved.

     During the last half of October and in early November, the price per Share and the daily trading volume began to rise. The Company believes that, during this period, a general improvement in the share prices of international tanker companies began to influence prices of U.S. flag tanker/petroleum products transportation companies such as the Company. Also, on October 19, 2000, the Company released its third quarter earnings report, which indicated an increase in earnings and earnings per Share from $0.1 million to $3.6 million, and from $0.02 to $0.58, respectively, for the same period of the preceding year. In addition, however, the Company became aware of various rumors related to Parent's offer of $4.25 per Share. Representatives of the Company called representatives of each of the remaining bidders to remind them of the importance of confidentiality and to inquire as to whether they were in compliance with the standstill provisions contained in the confidentiality agreement between it and the Company. Each of the remaining bidders confirmed that it was.

     On November 1, 2000, Mr. Dowling advised Mr. Verdon of the Company's interest in pursuing a potential transaction with Parent and established a schedule for a continued due diligence review of the Company by Purchaser.

     On or about November 14, 2000, the Company became aware of an article in a web-based industry trade publication that stated Parent had made an offer of $4.25 per Share. On November 14, 2000, the closing price for one Share was $4.625.

     On November 15, 2000, the Company issued a press release stating that it had engaged ING Barings to explore strategic alternatives, and that, while the Company had discussed various strategic opportunities with various parties, the Company was not committed to any particular course of action. On November 15, 2000, the closing price for one Share was $5.2188.
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     On November 15, 16 and 17, 2000, executives of Parent conducted additional due diligence in the data room at the offices of Stroock in New York City. During this time discussions were held with Mr. du Moulin and Mr. Filanowski.

     On November 17, 2000, ING Barings distributed to all remaining prospective bidders a proposed Merger Agreement that had been prepared by Stroock and an invitation to submit, in conformity with auction-process guidelines, a firm offer to acquire the Company. The guidelines stated that all bidders had to deliver their offers to ING Barings by 12:00 p.m. EST on December 8, 2000 and had to include a detailed markup of the proposed Merger Agreement with their offer. The deadline, which the Company believed was reasonable in view of the length of the process to that time, was chosen in order to allow adequate time for the members of the Board and its financial and legal advisors to prepare for the regularly-scheduled Board meeting on December 12, 2000.

     In mid-November 2000, two additional bidders ("Interested Party B" and "Interested Party C") contacted ING Barings and requested confidential information memoranda. Each of these bidders was informed that they were beginning their review late in the auction process and would have to move quickly, but that the Company would make every effort to give them a fair chance to participate. As had been done with all other potential buyers, ING Barings promptly provided each with a confidentiality agreement.

     On November 10, 2000, Interested Party B signed a confidentiality agreement and thereafter received a confidential information memorandum. On November 15, 2000, Interested Party C signed a confidentiality agreement and thereafter received a confidential information memorandum.

     During the week of November 27 to December 1, 2000, executives of Parent and certain of their legal and accounting advisors continued the due diligence review of the Company in the data room in the offices of Stroock in New York City.

     On November 27, 2000, Mr. Crowley and Mark Tabbutt of SaltChuk Resources, Inc. ("SaltChuk") met with Mr. du Moulin and Mr. Dowling in Los Angeles to discuss the potential transaction in general, as well as the possible involvement of SaltChuk in the transaction.

     During the month of December, numerous telephone discussions were held between the executives of Parent and the Company concerning the ongoing due diligence review and the proposed terms of the transaction.

     On December 4, 2000, Interested Party B submitted a non-binding indication of interest with a range of prices per Share, the highest of which was lower than $7.00 per Share.

     Also on December 4, 2000, Interested Party B was informed of the status of its bid, relative to the other bids. In an attempt to cause Interested Party B to increase its bid, representatives of ING Barings and the senior managers of the Company invited Interested Party B to send its representatives to the data room and to meet with the officers of the Company to discuss the Company's business, operations and prospects. In order to accommodate Interested Party B's continued due diligence, the auction process guidelines were revised for Interested Party B. It was required to submit its firm offer by 9:00 a.m. EST on December 12, 2000.

     On December 6, 2000, Interested Party B sent its representatives to the data room and began its due diligence review. On December 7, 2000, representatives of ING Barings and the senior managers of the Company met with representatives of Interested Party B for approximately four hours at the offices of Interested Party B.

     On the evening of December 7, 2000, Interested Party B contacted by telephone representatives of ING Barings, and Mr. du Moulin, and informed them that it appeared that the due diligence process was, for internal reasons, going to be much more cumbersome than it had originally anticipated, and, therefore, it would not be able to meet the Company's timetable.

     On December 8, 2000, Parent submitted its firm offer of $7.00 per share, along with its detailed markup of the Merger Agreement. Its offer required Board approval by the close of business on December 12, 2000, and execution of the Merger Agreement by the close of business on December 15, 2000.

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     On December 12, 2000, the Board met to consider, among other things, the offers submitted in response to the auction process. At the Board meeting, representatives from ING Barings and Stroock were present.

     Representatives from ING Barings reviewed the history of their involvement, the progress of the auction process to date and the status of all bids. Discussion followed regarding the fairness of the process.

     Representatives from Stroock stated that, under the circumstances, the Board, if it decided that the sale of the Company was in the best interests of the shareholders, had to act reasonably to seek the best price reasonably available; however, the Board did not have to sell the Company. The Board had only to conduct a fair auction and evaluate in good faith any offers that it received. A representative from Stroock further stated that, while there is no one right way to seek to maximize shareholder value, the Board must be fully informed and actively involved in decision-making throughout the process.

     Representatives from Stroock then reviewed the material points of a memorandum from Stroock regarding the Board's fiduciary duties under these circumstances, which had been previously supplied to each member of the Board. Thereafter, the Board stated that it was cognizant of its duties under the circumstances, and that it had fashioned its prior deliberations so as to, and would continue to try to, meet and exceed those duties through its good faith, active deliberation, and exploration of alternatives.

     ING Barings continued its report on the status of all bids and indications of interest. It stated that several of the likely buyers had stated that the potential liabilities endemic to the tanker industry had caused them to value the Company at a number that was inadequate. Mr. du Moulin indicated that he believed that only someone familiar and comfortable with the tanker industry could value the Company appropriately.

     Several members of the Board questioned whether the process should be extended to allow Interested Party B more time. Discussion followed regarding the lag from the time it received the confidential information memorandum until the time it submitted its non-binding indication of interest. Further discussion followed regarding management's attempts to provide Interested Party B with all relevant information quickly, including access to the senior managers.

     Additional discussion followed regarding the message conveyed by representatives of Interested Party B to representatives of ING Barings and to Mr. du Moulin, and the belief of representatives from ING Barings and Mr. du Moulin that, based on such communication, Interested Party B was no longer interested in pursuing a transaction with the Company. Finally, additional discussion among the members of the Board followed regarding concerns about losing other bidders, including Parent, if the auction timetable that had been previously established by the Board were to be extended.

     The Board then followed up with numerous questions regarding the prior negotiations with all of the bidders, including Parent. Representatives of Stroock reported on the legal aspects of the transaction documents, the likely timing of a transaction and the open points that were still subject to negotiation with Parent.

     Representatives of ING Barings then reported to the Board that, as of that moment and subject to ratification by the ING Barings fairness opinion committee, they believed $7.00 per Share was in the range of fairness from a financial point of view. They made clear, however, that they had not yet completed their analysis and were not prepared to offer an opinion.

     Discussion and questions from the members of the Board followed concerning the alternatives available to the Company. The Board discussed the recent improvements in the stock's performance, possibly related to growth and improvements at the Company, possibly related to an improvement in the industry in general and possibly related to rumors regarding the sale of the Company or the Company's November 15th press release. Mr. du Moulin then led a discussion regarding specific alternatives, including incurring debt to acquire more vessels, and other strategic alliances. The Board believed that the relatively low market value accorded to the Shares had limited, and could continue to limit in the future, the Company's access to the required capital and the Company's ability to use its Shares as acquisition currency. Although the Board believed that the Company would have been likely to achieve significant gains in its operating results in the next few years, the

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Board recognized that there were risks that such gains would not be achieved and, even if achieved, would not be reflected in a sufficiently high stock price to allow the Company to achieve its strategic goals.

     Questions by various members of the Board followed regarding the structure of the transaction, the conditions to closing and the downside risks associated with pursuing or not pursuing the transaction with Parent. The Board also considered the risk of non-consummation of the transaction by Parent and the potential impact of such non-consummation on the value of the Company.

     Discussion followed regarding the likelihood of additional bids coming in after an agreement was signed with Parent, and the Board's ability to consider such bids. There was extensive discussion regarding the Board's fiduciary duty to consider superior proposals and the termination fee and expense reimbursement that would be due to Parent if the Board were to accept a superior proposal.

     Thereafter, the Board recessed to allow members of the Board to consider the transaction.

     When the Board reconvened, discussion continued regarding the material provisions in the transaction documents, including the lock-up provisions, the termination fee and expense reimbursement, the expenses incurred in pursuing the transaction and the possible timing of the transaction. Further discussion ensued regarding the tax effect to the shareholders of an all-cash transaction. Certain members of the Board inquired as to Parent's intent with respect to the treatment of the employees and management of the Company.

     At the close of the meeting of the Board on December 12, 2000, the Board instructed Stroock to try to close the gap with respect to the open issues in the transaction documents, and the Board instructed Company management and ING Barings to go back to Parent to see if it would increase its offer to $7.50 per Share.

     On December 18, 2000, the Board held a special meeting at which all of the members of the Board were present, either in person or by telephone. The principal purpose of the meeting was to discuss the status of the potential transaction with Parent.

     Mr. du Moulin reported on the status of negotiations with Parent and indicated that Parent had held firm at $7.00 per Share, but many other substantive points in the transaction documents had been resolved. However, several material points remained open.

     Representatives of ING Barings stated that, in the opinion of their firm, as of such date, the Per Share Purchase Price was fair, from a financial point of view, to the Company's shareholders. ING Barings subsequently delivered its written opinion dated December 18, 2000 to that effect. Extensive discussion followed regarding the various methods of valuation used by ING Barings. The Board continued to consider the final terms of the Offer and the transaction documents and the alternatives available. Thereafter, the Board by unanimous vote, subject to the satisfactory resolution of the final open material points in the transaction documents, (1) determined that the Offer, the Merger and the other transactions contemplated by the transaction documents are fair to and in the best interests of the Company's shareholders; (2) approved the Offer, the Merger and the transactions contemplated by the transaction documents; and (3) recommended that the Company's shareholders accept the Offer, tender their Shares pursuant to the Offer and approve the Merger.

     Following the meeting, representatives of ING Barings and of Stroock began to negotiate a satisfactory resolution of the final open material points in the transaction documents.

     On December 20, 2000, remaining open items were resolved by the Company's Chairman and Chief Executive Officer pursuant to authority delegated by the Board, and after the close of the market in New York City, the Merger Agreement between Parent and the Company was executed and delivered. Parent and the Company issued a joint press release and filed the same in accordance with applicable securities law.

FACTORS CONSIDERED IN THE RECOMMENDATION OF THE BOARD OF DIRECTORS

     In approving the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby, and recommending that all holders of Shares accept the Offer, approve the Merger Agreement and the transactions contemplated thereby and tender their Shares pursuant to the Offer, the Board considered a number of factors, including, but not limited to, the following, in addition to the factors mentioned in "Background" above in this Item 4:

          (1) The financial and other terms of the Offer, the Merger Agreement and the related transaction agreements, including (a) the price to be paid in the Offer and the Merger, (b) that the Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling the Company's shareholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their Shares, (c) that the obligations of Parent to consummate the transaction are not conditioned upon the results of a due diligence review or upon Parent or Purchaser obtaining financing, (d) the limited ability of Parent or Purchaser to terminate the Offer or the Merger Agreement and (e) the other provisions of the Merger Agreement, including the respective representations, warranties and covenants of the parties;

          (2) Presentations from representatives of ING Barings regarding the financial aspects of the proposed Offer and the Merger. In its evaluation of the Company, ING Barings used the following valuation methodologies:

          - market prices and financial data relating to other companies engaged in businesses considered comparable to the Company;

          - prices and premiums paid in recent selected acquisitions of companies engaged in businesses considered comparable to those of the Company;

          - premiums paid in all-cash acquisition transactions for targets in the transportation industry of similar size to the Company since November 1998;

          - a discounted cash flow valuation of the Company based on its financial projections through its fiscal year 2007; and

          - a hypothetical leveraged buyout valuation of the Company.

     ING Barings undertook a comparison analysis with other companies in the industry. However, due to the Company's small market capitalization, ING Barings felt that using standard models of comparison, including earnings before interest, taxes, depreciation and amortization (EBITDA) and price/earnings comparisons, had only limited relevance. The same applied to the similar transactions analysis, due to the limited availability of such transactions in the tanker universe. Therefore, ING Barings established four relevant methods of analysis: one-day and thirty-day takeover premium analyses, a leveraged buy-out valuation and a discounted cash-flow valuation. Parent's Offer was above the high end of the thirty-day takeover premium reference range, was above the high end of the leveraged buy-out valuation reference range, fell just under the high end of the one-day takeover premium reference range, and fell within the middle of the discounted cash flow reference range;

          (3) Presentations from a representative of Stroock regarding the legal aspects of the Offer and the Merger;

          (4) The current and historical financial condition and the results of operations of the Company, the prospects and strategic objectives of the Company, the risks involved in achieving those prospects and objectives, the current and expected conditions in the industry in which the Company's business operates and the current regional, national and international economic climate (including the recent decline of stock prices on the global markets);

          (5) The relationship of the Per Share Purchase Price to the historical market price of the Shares and financial performance measures including applicable multiples. The $7.00 Per Share Purchase Price represented a 27.3% premium over the $5.50 closing price of the Shares on the Nasdaq National Market on December 15, 2000 (the last trading day prior to the Board meeting at which the Board of Directors approved the Merger Agreement), a 43.6% premium over the $4.875 average closing price of the Shares on the Nasdaq National Market for the 30 trading days ending on December 15, 2000 and a 140.9% premium over the $2.906 average closing price of the Shares on the Nasdaq National Market for the 6-month period ending on November 15, 2000, the day on which the Company announced that ING Barings had been retained to explore strategic alternatives. The Board also considered the form of consideration compared to stock or other forms of consideration. The Board was aware that the consideration received by holders of Shares in the Offer and Merger would be taxable to such holders for federal income tax purposes;

          (6) The opinion of ING Barings as to the fairness, from a financial point of view and as of the date of such opinion, of the $7.00 Per Share Purchase Price to be received in the Offer and the Merger by the holders of Shares. The full text of ING Barings' written opinion, dated December 18, 2000, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Annex B and is incorporated herein by reference. ING Barings' opinion is addressed to the Board, relates only to the fairness, from a financial point of view, of the $7.00 Per Share Purchase Price, and does not constitute a recommendation to any shareholder as to whether or not such shareholder should tender Shares in the Offer or as to any other matters relating to the Offer or the Merger. Holders of Shares are urged to read such opinion carefully in its entirety;

          (7) The anticipated timing of consummation of the transactions contemplated by the Merger Agreement, including the structure of the transaction as a cash tender offer for all of the Shares, which should allow shareholders to receive the transaction consideration earlier than in an alternative transaction, followed by the Merger in which shareholders will receive the same consideration as received by shareholders who tender their Shares in response to the Offer;

          (8) The absence of any financing condition and the fact that Parent has represented that it has available to it, and will make available to Purchaser, sufficient funds to consummate the Offer, the Merger and the transactions contemplated thereby;

          (9) The business reputation of Parent and its management and the substantial, liquid financial resources of Parent, which the Board believed supported the conclusion that an acquisition transaction with Parent could be completed relatively quickly and in an orderly manner;

          (10) The Company's management, the Company's prospects and anticipated competitive position if it were to retain its current ownership structure, including the risks and benefits inherent in remaining a stand-alone entity and continuing to pursue its current strategy in an industry environment marked by increasing competition and consolidation. The Board considered comparable transactions as well as possible alternatives to the Offer and the Merger involving third parties, the likelihood of consummation of such comparable and alternative transactions and the risks associated therewith;

          (11) The current and historical financial condition and results of operations of the Company, as well as the scope and detail of the limited auction process undertaken by ING Barings. In the Board's view, an auction process more extensive than the limited auction process undertaken by ING Barings would not have likely resulted in proposals more favorable to the Company and its shareholders than those received by the Board. In addition, in the Board's view, an auction process more extensive than the limited auction process undertaken could have caused harm to the Company and significant disruption to the Company's operations;

          (12) Initial suggestions from the significant shareholders of the Company, including all Directors and Executive Officers, beneficially holding in the aggregate over 50% of the outstanding Shares that they would tender all of their Shares in response to the Offer and otherwise support the Offer;

          (13) The terms of the Merger Agreement permitting the Company to inform itself should an unsolicited acquisition proposal be forthcoming and, under certain circumstances in accordance with the provisions of the Merger Agreement, to terminate the Merger Agreement (subject to payment of a

     $2,500,000 termination fee to Parent and up to an additional $750,000 in related expenses) and to recommend any such proposal that is superior to the Offer; and

          (14) The prohibitions in the Merger Agreement against the Company soliciting acquisition proposals from, or furnishing non-public information to, a third party, and also, with the assistance of representatives from ING Barings, the identities of other companies that could potentially be interested in pursuing a strategic partnership or other business combination with the Company, based on their market focus or other strategic or competitive factors, and the likelihood that any of those companies would submit a superior proposal to acquire the Company.

The foregoing includes the material factors considered by the Board of Directors. In view of the many considerations, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Board may have given different weights to the various factors considered. After weighing all of these considerations, the Board determined to approve the Merger Agreement and recommend that the holders of Shares tender their Shares in the Offer.

INTENT TO TENDER

     To the best knowledge of the Company, all the executive officers, directors, affiliates and subsidiaries of the Company who own Shares presently intend to tender in response to the Offer all the Shares that they own of record or beneficially, other than Shares, if any, that they may have the right to purchase by exercising stock options and Shares, if any, that if tendered (instead of being converted into cash in the Merger) would cause them to incur liability under the short-swing profits provisions of the Securities Exchange Act.

5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     The Company has retained ING Barings to act as its exclusive financial advisor in connection with the Offer and the Merger. Under the terms of the engagement letter dated April 17, 2000, the Company has agreed to pay ING Barings, based on the price of $7.00 per Share, a fee of approximately $1,350,000 upon consummation of an acquisition of the Company, for ING Barings' financial advisory services. The Company has also agreed to pay the reasonable out-of-pocket expenses of ING Barings, and to indemnify ING Barings against liabilities incurred, including liabilities under the federal securities laws, in connection with the engagement of ING Barings by the Company's Board of Directors. Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person or make solicitations or recommendations to shareholders on its behalf concerning the Offer.

6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     No transactions in Shares have been effected during the past 60 days by the Company or any subsidiary of the Company or, to the best of the Company's knowledge, by any executive officer, director or affiliate of the Company.

7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     Except as set forth in this Schedule 14D-9, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or
(4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

     Except as set forth in this Statement, there are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

8. ADDITIONAL INFORMATION

STATE TAKEOVER LAWS

     The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of Delaware Law prevents an "interested stockholder" (generally a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock, or an affiliate or associate thereof) from engaging in a "business combination" (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. On December 18, 2000, prior to the execution of the Merger Agreement, the Board of Directors of the Company, by unanimous vote of all directors present at a meeting held on such date, approved, subject to satisfactory resolution of remaining open items, the Merger Agreement, determined that each of the Offer and the Merger is advisable and fair to, and in the best interest of, the stockholders of the Company. (Remaining open items were resolved by the Company's Chairman and Chief Executive Officer pursuant to authority delegated by the Board.) Accordingly,
Section 203 is inapplicable to the Offer and the Merger.

     A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

     The Company, directly or through its subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. The Company does not know whether any of these laws will, by their terms, apply to the Offer or the Merger and has not complied with any such laws. Should any person seek to apply any state takeover law, the Company will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws is applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, the Company might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, as a result thereof, the Offer or the Merger may be delayed.

ANTI-TAKEOVER PROVISIONS IN THE CERTIFICATE OF INCORPORATION

     The Company's Certificate of Incorporation, as amended, contains a provision that, in general, requires the affirmative vote of the holders of not less than eighty percent (80%) of all outstanding capital stock (the "Super-Majority Approval") of the Company to approve a transaction, such as the Offer and the Merger, before it can be consummated with any person or entity (a "Related Person") who (together with its affiliates, associates, directors and officers and their relatives) beneficially owns ten percent (10%) or more of the outstanding capital stock of the Company. In the Merger Agreement, Parent has represented that it, together with its affiliates, associates, directors and officers and their relatives, does not beneficially own ten percent (10%) or more of the outstanding capital stock of the Company. Therefore, these anti-takeover provisions in the Certificate of Incorporation, as amended, do not apply to the Offer. In addition, the Company's Certificate of Incorporation, as amended, states that if the Board approves the transaction by a two-thirds vote of the members of the Board who were members of the Board prior to the time that such Related Person became the beneficial owner of ten percent (10%) or more of the outstanding capital stock of the Company, then the Super-Majority Approval will not be necessary. On December 18, 2000, the Board unanimously approved the

Offer and the Merger. Therefore, these anti-takeover provisions in the Certificate of Incorporation, as amended, do not apply to the Merger.

UNITED STATES ANTITRUST COMPLIANCE

     Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the FTC and certain waiting period requirements have been satisfied. However, under recently enacted amendments to the HSR Act, the purchase of Shares pursuant to the Offer and the Merger are not subject to these requirements.

OTHER FILINGS

     Parent and the Company each conduct operations in a number of foreign countries, and filings may have to be made with foreign governments under their pre-merger notification statutes. The filing requirements of various nations are being analyzed by the parties and, where necessary, the parties intend to make such filings.

SECTION 14(f) INFORMATION

     The Information Statement attached as Annex A to this Statement is being furnished in connection with the possible designation by Parent, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board of Directors other than at a meeting of the Company's shareholders.

9. MATERIAL TO BE FILED AS EXHIBITS

A. Schedule TO, dated January 5, 2001, pursuant to the Agreement of Merger, dated December 20, 2000, among Crowley Maritime Corporation, Shiloh Acquisition, Inc. and Marine Transport Corporation.

B. Offer to Purchase, dated January 5, 2001, pursuant to the Agreement of Merger, dated December 20, 2000, among Crowley Maritime Corporation, Shiloh Acquisition, Inc. and Marine Transport Corporation.

C. Letter of Transmittal, dated January 5, 2001, pursuant to the Agreement of Merger, dated December 20, 2000, among Crowley Maritime Corporation, Shiloh Acquisition, Inc. and Marine Transport Corporation.

D. Agreement of Merger, dated December 20, 2000, among Crowley Maritime Corporation, Shiloh Acquisition, Inc. and Marine Transport Corporation.

E. Proxy Statement (pages 7 through 19) of the Company, dated April 25, 2000, relating to its 2000 Annual Meeting of Stockholders, held on May 25, 2000

F. Letter to Broker/Dealer, dated January 5, 2001, pursuant to the Agreement of Merger, dated December 20, 2000, among Crowley Maritime Corporation, Shiloh Acquisition, Inc. and Marine Transport Corporation.

G. Letter to Clients, dated January 5, 2001, pursuant to the Agreement of Merger, dated December 20, 2000, among Crowley Maritime Corporation, Shiloh Acquisition, Inc. and Marine Transport Corporation.

H. Notice of Guaranteed Delivery, dated January 5, 2001, pursuant to the Offer to Purchase, dated January 5, 2001, among Crowley Maritime Corporation, Shiloh Acquisition, Inc. and Marine Transport Corporation.

I. Form W-9, dated January 5, 2001, pursuant to the Agreement of Merger, dated December 20, 2000, among Crowley Maritime Corporation, Shiloh Acquisition, Inc. and Marine Transport Corporation.

J. Letter, dated January 5, 2001, to holders of Share certificates dated prior to June 18, 1998 and bearing the name "OMI Corp."

                                                                         ANNEX A

       ADDITIONAL INFORMATION PURSUANT TO SECTION 14(F) OF THE SECURITIES
      EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER; CERTAIN INFORMATION
                CONCERNING DIRECTORS AND OFFICERS OF THE COMPANY

     Promptly upon the purchase by Purchaser pursuant to the Offer or otherwise of such number of Shares as represents at least a majority of the Shares on a fully diluted basis, and from time to time thereafter, Purchaser shall be entitled, in accordance with the Certificate of Incorporation and the Bylaws of the Company (together, the "Charter Documents"), to designate such number of directors, rounded up to the next whole number, on the Board as will give Purchaser representation on the Board equal to the product of the number of directors on the Board and the percentage that such number of Shares so purchased bears to the number of Shares outstanding. To effect further the foregoing, the Company shall, upon the election of Purchaser, either increase the size of the Board or seek and accept the resignations of the incumbent directors; provided, however, that until the Effective Time there shall always be at least one member of the Board who was a member of the Board on the date that the execution and delivery of the Merger Agreement was approved by the Board and who is neither designated by Purchaser nor otherwise affiliated with Purchaser. The Company will also use its reasonable best efforts, in accordance with the Charter Documents, to cause persons designated by Purchaser to constitute the same percentage, which they constitute of the entire Board, of
(i) each committee of the Board and (ii) each board of directors and each committee thereof of each Subsidiary of the Company.

     Purchaser has provided certain information to the Company with respect to the individuals that would be included in an information statement pursuant to
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The information set below concerning Purchaser has been furnished to the Company by Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                         CERTAIN BACKGROUND INFORMATION

     During 1998, in conjunction with the transactions described below, the Company changed its name from OMI Corp. to Marine Transport Corporation ("MTC"). Pursuant to the terms and conditions of an Acquisition Agreement dated as of September 15, 1997 by and among the Company, Universal Bulk Carriers, Inc. (a former subsidiary of the Company), Marine Transport Lines, Inc. ("MTL") and certain shareholders of MTL, the Company acquired all of the outstanding common stock of MTL on or about June 17, 1998 (the "Acquisition"). As partial consideration for the Acquisition, MTL shareholders were issued shares of the common stock of the Company. (See "Security Ownership of Certain Beneficial Owners and Management.") Contemporaneously with the Acquisition, the Company separated its foreign and domestic shipping operations and transferred the assets, liabilities and operations of its foreign business to a newly created Marshall Islands corporation named OMI Corporation. As a result of these transactions: (a) the stockholders of OMI Corporation became stockholders of two separate publicly traded companies, MTC and OMI Corporation; (b) MTC became an entity consisting of the Company's domestic shipping assets, liabilities and operations and certain assets, liabilities and operations of MTL; (c) OMI Corporation became an entity consisting of the Company's international shipping assets, liabilities and operations; (d) the management of MTC was assumed by certain officers and directors of MTL (as well as certain newly elected directors); and (e) the management of OMI Corporation was assumed by certain of the officers and directors of OMI Corporation who served in that capacity prior to the Acquisition.

     As of December 20, 2000, there were issued and outstanding 6,205,013 Shares, each of which entitles the holder to one vote and outstanding options with respect to no more than 636,975 Shares and 106,000 shares of restricted stock pursuant to the Company's stock option and incentive plans.

     Capitalized terms used but not defined in this Annex A have the meanings assigned to such terms in the Schedule 14D-9 to which this Annex A is attached (the "Schedule 14D-9").

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth, as of December 20, 2000, certain information with respect to (i) each person known to the Company to be the beneficial owner of more than five percent (5%) of the Company's common stock, which is the only class of outstanding voting securities, (ii) each director
(iii) each executive officer and (iv) all directors and all executive officers as a group:

                                                       AMOUNT AND NATURE OF        PERCENT OF
     NAME AND ADDRESS OF BENEFICIAL OWNER            BENEFICIAL OWNERSHIP(1)         CLASS
     ------------------------------------            ------------------------      ----------
Brent D. Baird(2)..............................               804,500                12.27%
Dimensional Fund Advisors(3)...................               416,990                 6.36%
  1299 Ocean Avenue,
  11th Floor, Santa Monica,
  California 90401
Harrowston Corporation.........................               535,743                 8.1 %
  Suite 3280
  P.O. Box 753
  181 Bay Street
  Toronto, Ontario M5J 2T3
  Canada
Kenneth E. Jones(4)............................               604,149                 9.22%
  Seahawk Ranch
  22495 Cabrillo Highway
  Half Moon Bay, California 94019
DIRECTORS
Richard T. du Moulin...........................               652,974                 9.96%
Paul B. Gridley................................               397,571                 6.06%
Mark L. Filanowski.............................               173,486                 2.64%
Jerome Shelby..................................                87,861                 1.34%
William M. Kearns, Jr. ........................                28,007                 *
Stanley Rich(5)................................                23,348                 *
Michael Klebanoff..............................                34,473                 *
Jonathan Blank.................................                28,900                 *
Elaine L. Chao.................................                 9,500                 *
NON-DIRECTOR EXECUTIVE OFFICERS
Peter N. Popov.................................                19,586                 *
Jeffrey M. Miller..............................                34,897                 *
All directors and executive officers as a
  group........................................             1,490,603                22.74%

---------------
 *  Represents holdings of less than 1% (one percent)

(1) Includes all shares with respect to which each person, executive officer or director, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares the power to vote or to direct voting of such shares or to dispose or to direct the disposition of such shares. With respect to executive officers, includes shares that may be (a) purchased under currently exercisable stock options granted pursuant to the Marine Transport Corporation 1998 Incentive Equity Plan; and (b) restricted stock, which may be issued pursuant to the Marine Transport Corporation 1998 Incentive Equity Plan. (Under the terms of that plan, all of the options granted pursuant thereto and all of the restricted stock issuable pursuant thereto will be exercisable or issuable, as the case may be, no later than the consummation of those transactions contemplated by the Agreement of Merger among Parent, Purchaser and the Company (the "Effective Time")). With respect to Non-Employee Directors, includes shares that may be purchased under currently exercisable stock options granted pursuant to the Marine Transport Corporation 1998 Stock Option Plan for Non-Employee Directors. (Under the terms of that plan, 100% of the stock options granted pursuant thereto will become exercisable no later than the Effective Time).

(2) Includes 30,000 shares owned by Aries Hill Corp., a private holding company with an address at 1350 One M&T Plaza, Buffalo, New York 14203, of which Mr. Baird is a director, President and Treasurer (Mr. Baird has shared voting power and shared investment power with regard to these shares); 19,000 shares owned by Mr. Baird; 50,000 shares owned by Mr. Brian D. Baird, Mr. Baird's brother, in his capacity as Successor Trustee under an agreement dated 7/31/22; 70,500 shares owned by The Cameron Baird Foundation, a charitable private foundation with an address at Box 564, Hamburg, New York 14075, whose board consists of members of Mr. Baird's family; and 635,000 shares owned by First Carolina Investors, Inc. ("FCI"), a closed end non-diversified management investment company with an address at 1130 East 3rd Street, Suite 1410, Charlotte, North Carolina 28204, of which Mr. Baird is Chairman and Director (Mr. Baird has shared voting power and shared investment power with regard to these shares). When aggregated with the beneficial interests in FCI common stock of their spouses, children, parents, siblings and various corporations, trusts and other entities associated with the Baird family, the family's cumulative ownership of FCI's outstanding common stock is approximately 55%.

(3) In its capacity as an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, Dimensional Fund Advisors, Inc. ("Dimensional") furnishes advice to four investment companies registered under the Investment Company Act of 1940 and serves as investment manager to certain other commingled group trusts and separate accounts. Dimensional possesses voting and/or investment power over these shares but disclaims beneficial ownership.

(4) Includes 2,000 shares owned by the Joanne Lauridsen Trust of which Mr. Jones is a trustee; 426,666 shares owned by the Seahawk Investment Trust of which Mr. Jones and his wife are trustees; and 177,483 shares owned by the Seahawk Ranch Irrevocable Trust of which Mr. Jones is a trustee. In her capacity as a trustee of the Seahawk Investment Trust, Mr. Jones' wife Signed Kim Lauridsen-Jones shares voting and investment power with regard to 426,666 shares.

(5) Includes 1,000 shares purchased for Mr. Rich's granddaughter in the name of her mother as custodian.

                   BOARD OF DIRECTORS AND PURCHASER DESIGNEES

PURCHASER DESIGNEES

     Purchaser will choose the Purchaser Designees from the directors and officers listed below. The current business address of each person is 155 Grand Avenue, Oakland, California 94612.

                                                AGE; POSITION WITH PURCHASER OR AFFILIATE;
      NAME AND BUSINESS ADDRESS                         5-YEAR EMPLOYMENT HISTORY
      -------------------------        ------------------------------------------------------------
Thomas B. Crowley, Jr................  Thomas B. Crowley, Jr., 33, has been Chairman of the Board of Directors and President and Chief Executive Officer of
                                       Parent since May 1994.
Albert M. Marucco....................  Albert M. Marucco, 59, has been a Vice President and
                                       Treasurer of Parent since November 1982.
William A. Pennella..................  William A. Pennella, 55, has been Vice Chairman of the Board of Directors of Parent since September 2000. Mr. Pennella
                                       has also been an Executive Vice President of Parent since
                                       January 1996.
Rockwell E. Smith....................  Rockwell Smith, 46, has been a Director and Vice President of Crowley Petroleum Transport, Inc. since April 1997. From
                                       1990 to March 1997, Mr. Smith was a Vice President of
                                       Crowley Marine Services, Inc.
Richard L. Swinton...................  Richard L. Swinton, 52, has been Vice President, Tax and
                                       Audit, for Parent since September 2000. From 1994 to 2000,
                                       Mr. Swinton served as Corporate Controller of Parent.
William P. Verdon....................  William P. Verdon, 60, has been Senior Vice President and
                                       General Counsel of Parent since April 1992. Mr. Verdon is
                                       also a Director of Signal Mutual Insurance Co.

CONTINUING DIRECTORS

     Set forth is certain information with respect to the current directors of the Company (the "Continuing Directors"). The business address of the Continuing Directors is c/o Marine Transport Corporation, 1200 Harbor Boulevard, Weehawken, NJ 07087.

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth information regarding the directors and Executive officers of the Company as of December 20, 2000:

            NAME              AGE                   POSITION                  FIRST BECAME DIRECTOR
            ----              ---                   --------                  ---------------------
Richard T. Du Moulin........  53    Chairman of the Board, President & CEO          06/15/98
Mark L. Filanowski..........  45    Director, Senior Vice President,                06/15/98
                                    Treasurer & Chief Financial Officer
Elaine L. Chao(c)...........  47    Director                                        06/15/98
Michael Klebanoff(c)........  79    Director                                        01/29/69*
Jerome Shelby(b)............  70    Director                                        06/15/98
Paul B. Gridley(b)..........  47    Director                                        06/15/98
Jonathan Blank, Esq.(a).....  56    Director                                        06/15/98
William M. Kearns, Jr.(a)...  64    Director                                        06/15/98
Stanley Rich(a)(b)..........  76    Director                                        06/15/98
Peter N. Popov..............        Vice President, Secretary & General
                                    Counsel
Jeffrey M. Miller...........        Vice President, Chartering
W. Robert Germain...........        Senior Vice President, Ship Management

---------------
 * Mr. Klebanoff was a director of OMI Corporation prior to the Acquisition and related transactions. (See "Certain Background Information")

(a) Member of the Compensation Committee.

(b) Member of the Audit Committee.

(c) Member of the Nominating Committee

     The Company's Board is divided into three classes. Directors of each class are elected at the annual meeting of stockholders of the Company held in the year in which the term of such class expires and serve thereafter for three years. Messrs. Filanowski, Rich and Blank serve as class I directors for a term expiring as of the Annual Meeting in 2002. Messrs. Gridley, Kearns and Klebanoff serve as class II directors for a term expiring as of the Annual Meeting in 2003. Messrs. Du Moulin, Shelby and Ms. Chao serve as class III directors for a term expiring as of the Annual Meeting in 2001.

     Mr. Du Moulin has been Chairman, Chief Executive Officer and President of the Company since June 1998. Prior thereto he was Chairman and Chief Executive Officer of Marine Transport Lines, Inc. ("MTL"), since November 1989. Prior to joining MTL, Mr. du Moulin was employed at the Company, where he held the position of Chief Operating Officer and was a member of the Board of Directors. Mr. du Moulin served three years as a U.S. Navy officer and thereafter continued to serve on the Fales Advisory Committee to the Superintendent of the U.S. Naval Academy. He is presently Chairman of the International Association of Independent Tanker Owners (INTERTANKO), Chairman of the North American Regional Council for the American Bureau of Shipping and is on the Board of Seamen's Church Institute of New York and New Jersey.

     Mr. Filanowski has been Senior Vice President, Chief Financial Officer and Treasurer of the Company since June, 1998. Prior thereto, he was Senior Vice President of MTL since November 1989 serving as MTL's head of operations and ship management since 1994 and as chief financial officer from 1989 to 1994. From 1984 to 1988, Mr. Filanowski served as Vice President and Controller of Armtek Corporation, and from 1976 to 1984 he served as Audit and Tax Manager for Ernst & Young. Mr. Filanowski is a director of Shoreline Mutual (Bermuda), Ltd., a mutual insurance company that provides guarantees to the U.S. Coast Guard on behalf of the insurance company's members (including the Company) to enable them to be issued Certificates of Financial Responsibility under the Oil Pollution Act of 1990.

     Ms. Chao has been a Distinguished Fellow at The Heritage Foundation since August 1996 where she is also chairman of its Asia Advisory Council. From 1992 to 1996, Ms. Chao was president and chief executive officer of United Way of America. Prior to joining United Way of America, she was director of the Peace Corps and prior thereto was deputy secretary of the U.S. Department of Transportation. In 1988 and 1989, Ms. Chao was the chairman of the Federal Maritime Commission. From 1986 to 1988, she served as deputy administrator of the Maritime Administration. She has also served as a vice president of BankAmerica Capital Markets Group. Ms. Chao is a director of Northwest Airlines, Clorox, Columbia/HCA, C.R. Bard, Inc. and Raymond James Financial.

     Mr. Klebanoff is a private investor who founded the predecessor of the Company. From 1983 to 1995, Mr. Klebanoff was Chairman of the Board of the Company, and from 1969 to 1983 he was President of the Company. He is a currently a member of the board of directors of OMI Corporation.

     Mr. Shelby has been of counsel to the law firm of Cadwalader, Wickersham & Taft since 1993, where Mr. Shelby was a partner from 1963 through 1992. Cadwalader, Wickersham & Taft has acted as counsel to the Company and, from time to time since 1958, provided legal services to MTL. Mr. Shelby served as an advisor to MTL's board of directors from 1993 until 1998 and from 1989 to 1993 was a member of MTL's Board of Directors. He is also a director of Astro Tankers Limited, an oil tanker owner, and is a director and executive vice president of Energy Transportation Group, Inc., a shipping and energy company, and is on the board of Seamen's Church Institute of New York and New Jersey.

     Mr. Gridley was the President and Vice Chairman of MTL from November 1989 until June 18, 1998. Prior to that time, Mr. Gridley was employed as a Senior Vice President of Shearson Lehman Hutton, Inc. in the Investment Banking division where he was responsible for ship financing.

     Mr. Blank has experience in maritime issues, especially those affecting U.S. flag vessels, and has been a partner with Preston Gates Ellis & Rouvelas Meeds since prior to 1995 and is currently the Managing Partner of that firm.

     Mr. Kearns formed W.M. Kearns & Co., Inc., a private investment company, where he has served as President since July 1994. From 1969 to June 1994, Mr. Kearns was a Managing Director of Lehman Brothers and its predecessor firms. Mr. Kearns served as an advisor to MTL's board of directors from 1993 until 1998 and from 1989 to 1993 was a member of MTL's Board of Directors. Mr. Kearns is: (a) a director of Selective Insurance Group, Inc., Malibu Entertainment Worldwide, Inc., Greenfield Capital Partners, and Transistor Devices, Inc.; (b) a trustee of EQ Advisors Trust (The Equitable Life Assurance Society of the United States); and (c) an advisory director of Proudfoot Consulting, PLC. He has been the Vice Chairman of Keefe Managers, Inc. since December of 1998.

     Mr. Rich has been a practicing accountant for over 50 years and served as an advisor to MTL's board of directors from 1993 until 1998 and from 1989 to 1993 was a member of MTL's Board of Directors. Mr. Rich is a retired director of Fleet Bank.

     Peter Popov became Vice President, General Counsel and Secretary in June 1998. From 1989 to June 1998 Mr. Popov was General Counsel at Marine Transport Lines, Inc.

     Jeffrey M. Miller became Vice President Marketing in June 1998. From 1994 to June 1998 Mr. Miller was employed by Marine Transport Lines, Inc. in a similar capacity.

     Mr. Germain became Senior Vice President, Ship Management on May 25, 2000. From 1995 to May 25, 2000 he was employed by Mormac Marine Group, Inc. in a similar capacity.

            ADDITIONAL INFORMATION CONCERNING THE BOARD OF DIRECTORS

     During 2000, there were six Board of Directors meetings of the Company. No incumbent director attended fewer than 75 percent of the aggregate of the total number of meetings of: (1) the Board of Directors held during the period for which he or she has been a director, and (2) all committees of the Board of Directors on which he or she served during the periods that he or she served.

     The Audit Committee, which consists of Messrs. Rich, Gridley and Shelby, all of whom are Independent Directors as defined in rule 4200(a)(14) of the National Association of Securities Dealers' Listing Standards, recommends to the Board the auditors to be appointed for the Company, reviews the results of each year's audit, evaluates any recommendations the auditors may propose concerning the Company's internal controls and procedures and oversees the responses made to any such recommendations. On May 25, 2000, the Audit Committee adopted its Audit Committee Charter, attached to this Annex A as Appendix I.

     The Compensation Committee, which consists of Messrs. Blank Kearns, and Rich, reviews and determines the compensation of the Company's executives.

     The Nominating Committee, which consists of Messrs. Baird, Chao and Klebanoff, was created to advise to the Board of Directors with regard to nominations to the Company's Board of Directors. The Nominating Committee recommends to the Board of Directors the individuals to be nominated for election as directors at the annual meeting of stockholders and has the authority to recommend the individuals to be elected as directors to fill any vacancies or additional directorships which may arise from time to time on the Board of Directors. The Nominating Committee also considers nominations made in accordance with the procedure in the following paragraph.

     In 2000: (a) the Audit Committee met three times for the purpose of reviewing audit procedures and inquiring into financial, legal, and other matters; (b) the Compensation Committee met four times for the purpose of reviewing overall compensation and employee benefit practices and programs; and
(c) the Nominating Committee held no meetings.

                CERTAIN TRANSACTIONS AND BUSINESS RELATIONSHIPS

     Jonathan Blank, a member of Class I of the Company's Board of Directors, is also a member of the law firm of Preston Gates Ellis & Rouvelas Meeds LLP ("Preston Gates"). The Company retained Preston Gates during its last fiscal year and during the current fiscal year.

     Jerome Shelby, a member of Class III of the Company's Board of Directors, is also of counsel to Cadwalader, Wickersham & Taft ("Cadwalader"). The Company retained Cadwalader during its last fiscal year and during the current fiscal year.

                           COMPENSATION OF DIRECTORS

     Directors who are also officers or employees of the Company do not receive any fees or remuneration for services on the Board of Directors or of any Committee thereof. Commencing on or about June 18, 1998, each member of the Board of Directors of the Company who is not an employee of the Company became entitled to an annual retainer of $15,000 and a fee of $1,500 per board (or committee) meeting attended. Effective March 3, 2000, the annual retainer for each member of the board of directors of the Company who is not an employee of the Company was increased to $20,000.

     Non-employee directors also participate in the Marine Transport Corporation 1998 Stock Option Plan for Non-Employee Directors. Under that plan, each Non-Employee director was automatically granted an option to acquire 7,500 shares of the Company's common stock upon becoming a director. On May 4, 1999, each Non-Employee Director was granted an option to acquire an additional 7,500 shares of the Company's common stock. On February 29, 2000 and on May 25, 2000, respectively, each non-employee director was granted an option to acquire 4,500 and 3,000 shares, respectively, of the Company's common stock.

                             EXECUTIVE COMPENSATION

     The Summary Compensation Table shows the compensation for each of the Company's Chief Executive Officer and three other Executive Officers of the Company for the period since the Acquisition, including that approximately one half year period in 1998 when the management of the Company consisted of certain individuals who managed Marine Transport Lines, Inc. prior to the Acquisition (the "named executive officers"). (See "Certain Background Information.")

                           SUMMARY COMPENSATION TABLE

                                                                          LONG TERM COMPENSATION AWARDS
                                                                     ----------------------------------------
                            ANNUAL COMPENSATION          OTHER       RESTRICTED    SECURITIES
                         -------------------------       ANNUAL        STOCK       UNDERLYING     ALL OTHER
       NAME AND                  SALARY     BONUS     COMPENSATION     AWARDS     OPTIONS/SARS   COMPENSATION
  PRINCIPAL POSITION     YEAR      ($)       ($)          ($)           ($)          (#)(1)          ($)
  ------------------     ----    -------   -------    ------------   ----------   ------------   ------------
Richard T. du Moulin...  2000    400,000         0         0          138,000             0         30,117(4)
  President and          1999    351,936    30,000         0                0        30,000              0
  Chief Executive
  Officer                1998(2) 157,716    30,000(3)      0                0        25,000              0
Mark L. Filanowski.....  2000    245,000   100,000         0                0             0         17,323(4)
  Senior Vice
  President,             1999    231,768    20,000         0                0        20,000              0
  Chief Financial
  Officer                1998(2) 120,288    20,000(3)      0                0        25,000              0
  and Treasurer
Peter N. Popov.........  2000    190,000    40,000         0           59,999             0         10,372(4)
  Vice President,
  Secretary              1999    180,264         0         0                0        10,000              0
  and General Counsel    1998(2)  93,561    10,000(3)      0                0        18,750              0
Jeffrey Miller.........  2000    170,000    40,000         0           59,999             0          5,708(4)
  Vice President,        1999    150,000         0         0                0        10,000              0
  Chartering             1998(2)  72,173    20,000(3)      0                0        18,750              0
W. Robert Germain......  2000    148,000         0         0                0        15,000              0

---------------
(1) Options granted under the Marine Transport Corporation 1998 Equity Incentive Plan to the named executive officers. Marine Transport Corporation did not grant any stock appreciation rights in calendar year 2000.

(2) Includes only those amounts paid to Messrs. du Moulin, Filanowski, Popov and Miller in their capacity as executive officers of Marine Transport Corporation between June 18, 1998 and December 31, 1998. Prior to that period, Messrs. du Moulin, Filanowski, Popov and Miller were officers of Marine Transport Lines, Inc.

(3) Does not include bonus amounts paid by MTL to Messrs. du Moulin, Filanowski, Popov and Miller in 1998 after the Acquisition for services rendered to MTL prior to the Acquisition.

(4) Represents amounts paid in the form of deferred compensation, pursuant to the Marine Transport Lines, Inc. Section 401(a)(17) Excess Contribution Plan (which plan was adopted on or about February 18, 2000 and made retroactive to June 17, 1998) for the years 1998 and 1999.

                             EMPLOYMENT AGREEMENTS

     The Company has employment agreements with Messrs. du Moulin, Filanowski, Popov, Miller and Germain. Pursuant to the employment agreements, Messrs. du Moulin, Filanowski, Popov, Miller and Germain receive base salaries prescribed therein and are eligible for discretionary incentive bonuses approved by the compensation committee of the Company's Board of Directors.

     The agreements with each of Messrs. du Moulin, Filanowski, Popov and Miller are for one-year terms commencing on June 18, 1998 and may be renewed for consecutive one year periods. The agreement with Mr. Germain commenced on February 22, 2000 and may be renewed for a consecutive one year period. If the agreements with Messrs. du Moulin and Filanowski are not renewed at the end of any term thereof or if the Company terminates either Executive without cause, the Company will be required to pay each such Executive an amount equal to 150% of the base salary then in effect for such affected Executive. The agreements with Messrs. Popov, Miller and Germain provides that if such agreements are not renewed at the end of any term thereof or if the Company terminates any of these three executives without cause, the Company will be required to pay each such executive an amount equal to the base salary in effect. Under the employment agreements, each Executive, except for Mr. Germain, will be paid, subject to the limitations of Section 280G of the Code, 300% of compensation then in effect upon the occurrence of a change of control of the Company resulting from a hostile takeover. In the event of such a takeover, Mr. Germain will be paid, subject to the limitations of Section 280G of the Code, 100% of compensation then in effect.

     The following table shows information concerning stock options granted to the named executive officers during calendar years 2000 and 1999 pursuant to the Marine Transport Corporation 1998 Incentive Equity Plan.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                          INDIVIDUAL GRANTS                               POTENTIAL REALIZABLE
                              -----------------------------------------                     VALUE AT ASSUMED
                              NUMBER OF      % OF TOTAL                                  ANNUAL RATES OF STOCK
                              SECURITIES      OPTIONS                                    PRICE APPRECIATION FOR
                              UNDERLYING     GRANTED TO     EXERCISE OR                      OPTION TERM(2)
                               OPTIONS      EMPLOYEES IN    BASE PRICE     EXPIRATION    ----------------------
     EXECUTIVE OFFICER        GRANTED(1)    FISCAL YEAR     (PER SHARE)       DATE         5%(2)       10%(2)
     -----------------        ----------    ------------    -----------    ----------    ---------    ---------
W. Robert Germain...........    15,000          5.7%           $2.87       3/06/2010     $118,106     $204,924

---------------
(1) Options for the named executive officer were granted as of March 6, 2000. All of the options will be exercisable no later than the Effective Time.

(2) These amounts represent certain assumed rates of appreciation only. Actual gains, if any, on stock option exercises and common stock holdings are dependent on the future performance of the common stock and overall stock market conditions.

     The following table shows the exercise of stock options or tandem SARs during fiscal year 1999 by each of the named executive officers and the fiscal year-end value of unexercised options and SARs.

                      OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                               NUMBER OF                  VALUE OF UNEXERCISED
                           NUMBER OF                  UNEXERCISED OPTIONS/SARS AT        IN-THE-MONEY OPTIONS/
                           SECURITIES                       FISCAL YEAR END             SARS AT FISCAL YEAR END
                           UNDERLYING      VALUE                 ($)(1)                          ($)(2)
                          OPTIONS/SARS    REALIZED    ----------------------------    ----------------------------
          NAME            EXERCISED(1)      ($)       EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
          ----            ------------    --------    -----------    -------------    -----------    -------------
Richard T. du Moulin.....      0             0          26,664          28,336        $73,760.72      $91,780.36
Mark L. Filanowski.......      0             0          23,330          21,670        $87,929.06      $80,077.75
Peter N. Popov...........      0             0          15,831          12,919        $66,440.10      $51,518.22
Jeffrey Miller...........      0             0          15,830          12,919        $66,440.10      $51,518.22
W. Robert Germain........      0             0               0          15,000                 0      $59,550.00

---------------
(1) Under the Marine Transport Corporation 1998 Incentive Equity Plan, options vest over a period of three years (unless there is a change of control, in which case the options vest immediately) are granted at an exercise price of not less than 100% of the fair market value of the stock subject to the option on the date of the grant of the option and are exercisable over a period of not more than ten years from the date of grant.

(2) Based on the closing price of the Company's common stock on NASDAQ on December 29, 2000 of $6.8438.

                    REPORT ON SENIOR EXECUTIVE COMPENSATION
               BY THE BOARD OF DIRECTORS' COMPENSATION COMMITTEE

     The Compensation Committee of the Company's Board of Directors (the "Committee") has furnished the following report on compensation with respect to executive officers defined under the rules of the Securities and Exchange Commission.

     The Committee is comprised of non-employee directors of the Company listed in this report. The Committee is responsible for developing and recommending the Company's executive compensation principles, policies, and programs to the Board of Directors. In addition, the Committee recommends to the Board of Directors, on an annual basis, the compensation to be paid to the Chief Executive Officer (the "CEO") and, with advice from the CEO, to each of the other executive officers of the Company, including the executive officers named in the Summary Compensation Table of this proxy statement (the "Named Executives").

     In 1999, the Committee retained an outside compensation consultant who reviewed the scope of the Company's compensation structure and made suggestions for revisions to accomplish the Committee's objectives.

COMPENSATION PHILOSOPHY

     The Company's compensation programs are meant to support and reinforce its long-term business strategy and link pay to shareholder value. The current programs provide executive officers and other key employees with the opportunity to earn market competitive salaries and incentive compensation related to performance considered to be acceptable to the Board. The objectives of the Company's executive compensation program, as developed by the Committee, are to:

     - Align compensation program design with the goals and key performance measures and expectations of the Company and each business unit.

     - Attract and retain high-quality executives with experience in the Company's marine transportation markets.

     - Reward executives for superior performance measured by corporate and business unit financial results, strategic achievements and individual contributions.

     - Align executives' interests with the long-term interests of shareholders by enabling significant Company stock ownership.

     The Company achieves these goals through a compensation strategy of competitive salaries, annual cash bonuses and the grant of stock options and other stock-based incentives.

     The marine shipping industry is extremely competitive and cyclical. Attraction and development of experienced executives in this narrow industry is challenging. The best use of the Company's assets and interests cannot be realized without the conception, development and execution of creative ideas which fully utilize worthwhile opportunities as they arise. The Company's current compensation plan allows the Compensation Committee to judge and reward executive achievement which meets these criteria.

INTERNAL REVENUE CODE SECTION 162(m) POLICY

     Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), precludes tax deductions for compensation paid in excess of $1 million to the Named Executives unless certain conditions are met. Based on current pay levels and the design of existing compensation plans, the Committee believes that any lost tax deductions, if any, for such compensation will not be material as a result of this Code section. Therefore, it is the Committee's intent to take no action with respect to conforming with Section 162(m) conditions that permit tax deductions.

BASE SALARIES

     The Committee seeks to set base salaries for the Company's executive officers at levels that are competitive with those for executives with comparable roles and responsibilities, including revenue size, within the marine shipping industry. Individual executive officer salaries are reviewed annually by the Committee, which may approve increases from time to time based on individual and company performance, as well as general increases in pay levels for executives within the marine shipping industry.

     Base salary increases were granted on or about June 18, 1998 to the Named Executives and the base salary of Richard T. du Moulin was further increased to $400,000 effective July 1, 1999.

ANNUAL INCENTIVE COMPENSATION

     The Committee administers an annual cash incentive program for executive officers, as well as other management employees. Executive officers are either corporate executives or executives responsible for a significant business segment.

     Each year the Committee recommends to the Company's Board of Directors an individual cash bonus. The amount of the cash bonus reflects the Committee's consideration of such factors as earnings per share, cash flow, strategic decisions that position the Company for long-term success and individual employee contributions. Awards for selected business unit executives also vary based on business unit financial performance.

EQUITY INCENTIVE PLAN

     The 1998 Equity Incentive Plan authorizes the Committee to award stock options (both non-qualified and incentive options), stock appreciation rights, a stock bonus and restricted stock to key executives.

     Stock option and restricted stock grants are designed to align the long-term interests of the Company's executives with those of its shareholders by directly linking executive pay to shareholder return. During 1999 and 2000, non-qualified options were granted pursuant to the 1998 Equity Incentive Plan at not less than fair market value on the date of grant. Both the size of such grants and the proportion relative to the total number of option shares granted are a function of the recipient's level of responsibility within the Company, stock option (and/or long-term incentive) grants provided to comparable executives within other marine shipping companies and the judgment of the Committee. In 2000, grants of restricted stock were made to five key employees.

CHIEF EXECUTIVE OFFICER COMPENSATION

     The principles guiding compensation for the CEO are the same as those set forth for other executive officers. Due to the Company's restructuring arising from the Acquisition, Mr. du Moulin's overall compensation was under review in 1999 in conjunction with the study by the appointed compensation consultant. In 1998, Mr. du Moulin received a standard cost of living adjustment which increased his salary from $295,000 to $303,850 and in 1999, his salary was increased to $400,000. Consistent with the policy of aligning executive pay opportunity with shareholder interests, Mr. du Moulin was granted, in 1999, the option to purchase 30,000 shares of the Company's common stock for $3.18 per share pursuant to the 1998 Equity Incentive Plan.

                                          COMPENSATION COMMITTEE

                                          Jonathan Blank
                                          William M. Kearns, Jr.
                                          Stanley Rich

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's executive officers and directors and holders of more than 10% of the Company's common stock (collectively, "reporting persons") to file reports of ownership and changes in ownership of the Company's equity securities with the Securities and Exchange Commission and NASDAQ. Based upon a review of the copies of such reports furnished to the Company and written representations from the reporting persons other than executive officers and directors of the Company that no reports on Form 5 were required to be filed, the Company believes that all reports by such reporting persons were timely filed.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee consists of Messrs. Blank, Kearns and Rich, all of whom are directors of the Company and none of whom are or were officers of the Company or any of its subsidiaries. During 2000, Jonathan Blank was a partner in the law firm Preston Gates Ellis & Rouvelas Meeds and a member of the Compensation Committee. In 2000, the Company retained Preston Gates Ellis & Rouvelas Meeds to provide legal services.

     Set forth below is a graph comparing the cumulative total shareholder return on the Company's common stock with the cumulative total return of the Dow Jones Equity Market Index and the Dow Jones Marine Transportation Index for the five-year period ended December 31, 2000.

                 COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
        AMONG MARINE TRANSPORT CORP.,** THE DOW JONES TOTAL MARKET INDEX
                 AND THE DOW JONES MARINE TRANSPORTATION INDEX

                            [PERFORMANCE GRAPH]<QC>

                            CUMULATIVE TOTAL RETURN

-------------------------------------------------------------------------------------------------
                         12/95      12/96      12/97     6/18/98     12/98      12/99      12/00
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
 Marine Transport
  Corp.                 100.00     134.62     141.35       9.23       3.46       4.04      10.53
 Dow Jones Total
  Market                100.00     122.02     160.84     181.08     200.88     246.53     223.68
 Dow Jones Marine
  Transportation        100.00     128.90     149.85     113.47      87.25     123.30     153.06
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

  * $100 invested on 12/31/95 in stock or index -- including reinvestment of dividends, fiscal year ending December 31.

 ** On or about June 18, 1998, OMI Corp. changed its name to Marine Transport
    Corporation and began to trade on Nasdaq under the symbol MTLX. Prior to that date, OMI Corp. traded on the New York Stock Exchange under the symbol OMM. As a result of certain transactions which occurred contemporaneously with the change of the name of OMI Corp. to Marine Transport Corporation, the shareholders of OMI Corp.: (a) received one share of stock in a newly created Marshall Islands Corporation named OMI Corporation for each share of stock of OMI Corp.; and (b) continued to own their stock in OMI Corp. which, contemporaneously with the change of its name to Marine Transport Corporation, was subject to a one for ten Reverse Stock Split (the "Reverse Stock Split"). In assessing the performance of the common stock of Marine Transport Corporation as set forth above, it should be noted that the: (a) chart chronicles the performance of OMI Corp. for the period from December 31, 1994 until June 18, 1998, during which it operated both its domestic and international businesses (see "Certain Background Information Concerning Marine Transport Corporation, Its Directors and Its Executive Officers"); and (b) performance of the stock of Marine Transport Corporation since June 18, 1998, reflects the Reverse Stock Split.

                                                                      APPENDIX A

                          MARINE TRANSPORT CORPORATION
                            AUDIT COMMITTEE CHARTER

                     ORGANIZATION, SIZE AND QUALIFICATIONS

     The Board of Directors shall organize a committee consisting of at least three of its members, all of whom are independent of the management of Marine Transport Corporation (or the "Company"), known as the Audit Committee. Each member of the Audit Committee must be free of any relationship with the Company that, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in his or her capacity as a member of the Audit Committee. Each member of the Audit Committee must be able to read and understand fundamental financial statements, including balance sheets, income statements and cash flow statements.

                              STATEMENT OF POLICY

     The Audit Committee shall provide assistance to the Board of Directors in fulfilling its responsibilities to the Company's shareholders, potential shareholders and the investment community with regard to the: (a) Company's corporate accounting and reporting practices; and (b) quality and integrity of the Company's financial reports. The Audit Committee shall maintain free, open and effective means of communication among the Board of Directors, the Company's independent auditors and those members of the Company's management responsible for its financial management.

                           ROLE AND RESPONSIBILITIES

     The Audit Committee shall be responsible for providing effective oversight of the Company's financial reporting process, the adequacy of its internal controls, the relationship with the Company's independent auditors and financial compliance. To ensure that the Company's corporate accounting and reporting practices are in accordance with all requirements and are of the highest quality, the Audit Committee will:

          (a) Determine which independent auditors should be selected to audit the financial statements of the Company and its subsidiaries and recommend to the Board of Directors the appointment of such independent auditors;

          (b) Meet with the Company's independent auditors and those within the Company responsible for its financial management to review: (i) the scope, plan and cost of the proposed audit for the current year and the procedures to be utilized; and (ii) any comments or recommendations of the independent auditors arising from the audit;

          (c) Review, with the Company's independent auditors and its financial and accounting personnel, the Company's accounting and financial controls to: (i) assess their adequacy and effectiveness; (ii) elicit recommendations for the improvement of such internal controls or the implementation of new controls or procedures believed to be desirable; and
     (iii) confirm that the Company's internal controls as designed and implemented will expose any payments, transactions or procedures that might be deemed illegal or otherwise improper;

          (d) Receive, prior to each meeting, a summary of findings from completed audits and a report on the proposed audit plan with an explanation of any deviations from the plan;

          (e) Review, with management of the Company and its independent auditors: (i) financial statements, annual reports, registration statements and material amendments to any or all of them including those filed with the U.S. Securities and Exchange Commission and contained in the Annual Report to Shareholders to confirm that the independent auditors are satisfied with the disclosure and content of such statements and reports; and (ii) any changes in accounting principles;

          (f) Provide sufficient opportunity for the Company's independent auditors to meet with members of the Audit Committee without members of the Company's management to discuss: (i) the independent auditors' evaluation of the Company's financial, accounting and auditing personnel; and (ii) the cooperation that the independent auditors received during the course of the audit;

          (g) Review the Company's accounting and financial human resources and its plan for succession;

          (h) Submit minutes of all Audit Committee meetings to the Board of Directors or discuss with the Board of Directors matters raised at each Audit Committee meeting;

          (i) Investigate any matter brought to its attention that falls within the scope of its duties and, if deemed appropriate by the Audit Committee, retain outside counsel for any such matter; and

          (j) Undertake whatever measures it believes are necessary or appropriate to ensure that the independent auditors retained by the Company are independent.

     In carrying out its responsibilities, the Audit Committee shall have full access to the Company's independent public accountants, the General Counsel, any of the Company's non-employee attorneys and advisors and the Company's executive and financial management in either joint sessions or private meetings as the committee, in its judgment, deems appropriate. The Company's independent public accountants shall have full access to the Audit Committee.

                                                                         ANNEX B

BARINGS LOGO

                                                               December 18, 2000

Board of Directors
Marine Transport Corporation
1200 Harbor Boulevard, 9th Floor
C-901
Weehawken, New Jersey 07087-0901

Gentlemen:

     We understand that a newly-formed company that is a wholly-owned subsidiary of Crowley Maritime Corporation ("Acquiror") has proposed to acquire all of the issued and outstanding common shares of Marine Transport Corporation ("Marine Transport") at a price of $7.00 pursuant to a cash tender offer and a second-step merger of Acquiror with and into Marine Transport (the "Proposed Transaction"). Under the terms of the draft Agreement of Merger (the "Agreement"), Acquiror will offer to purchase all of the outstanding shares of Marine Transport Common Stock for a cash purchase price of $7.00 per share. All outstanding stock options (including stock options not currently exercisable) will be cancelled and the holders will receive a payment in cash per stock option equal to the excess, if any, of the tender offer consideration over the exercise price per share. All outstanding shares of restricted stock shall become 100% vested and the holders will receive the tender offer consideration. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement.

     You have requested our opinion, as investment bankers, as to the fairness, from a financial point of view, of the consideration to be offered to the shareholders of Marine Transport in the Proposed Transaction.

     We have acted as financial advisor to Marine Transport in connection with the Proposed Transaction and will receive a customary fee for our services. As you are aware, our firm is a full service securities firm that engages in securities trading and brokerage activities, in addition to providing investment banking services. In the ordinary course of our business, we may trade or otherwise effect transactions in the securities of Marine Transport and, accordingly, may at any time hold a long or short position in such securities.

     In conducting our analysis and arriving at our opinion as expressed herein, we have reviewed and analyzed, among other things, the following:

          (i) a draft of the Agreement dated December 11, 2000 and certain related documents of which you have advised us are in substantially final form and the financial terms of the Proposed Transaction set forth therein;

          (ii) Marine Transport's Annual Report on Form 10-K for each of the fiscal years ended December 31, 1999 and December 31, 1998 and the Company's Quarterly Reports on Form 10-Q for the quarters ended September 30, 2000 and September 30, 1999;

          (iii) certain other publicly available information concerning Marine Transport and the trading market for its common stock;

          (iv) certain internal information and other data relating to Marine Transport and its business and prospects, including forecasts and projections, provided to us by management of Marine Transport;

          (v) certain publicly available information concerning certain other companies engaged in businesses which we believe to be generally comparable to Marine Transport and the trading markets for certain of such other companies' securities;

          (vi) the financial terms of certain recent tender offers and business combinations which we believe to be relevant;

BARINGS LOGO

          (vii) certain other proposals and indications of interest received by Marine Transport relating to the acquisition of the Company; and

          (viii) certain discussions and negotiations among representatives of Marine Transport and their financial and legal advisors and Acquiror and its representatives.

     We have also met with certain officers and employees of Marine Transport concerning their businesses and operations, assets, present condition and prospects, and we undertook such other studies, analyses and investigations, as we deemed appropriate.

     In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us and have not attempted independently to verify such information, nor do we assume any responsibility to do so. We have assumed that the financial forecasts and projections provided to or reviewed by us have been reasonably prepared based on the best current estimates and judgement of Marine Transport's management as to the future financial condition and results of operations of Marine Transport. We have visited but have not conducted a physical inspection of the properties and facilities of Marine Transport, nor have we made or obtained any independent evaluation or appraisal of such properties, facilities or ships. We have also taken into account our assessment of general economic, market and financial conditions and our experience in similar transactions, as well as our experience in securities valuation in general. Our opinion necessarily is based upon economic, market, financial and other conditions as they exist and can be evaluated on the date hereof, and we assume no responsibility to update or revise our opinion based upon events or circumstances occurring after the date hereof.

     This letter and the opinion expressed herein have been provided to the Board of Directors of Marine Transport for their use in considering the Proposed Transaction. This opinion does not address Marine Transport's underlying business decision to approve the Proposed Transaction or constitute a recommendation to the Board of Directors or shareholders of Marine Transport as to how they should vote with respect to the Proposed Transaction, whether the Board of Directors or shareholders should tender any shares in the tender offer or as to any other action such shareholders should take regarding the Proposed Transaction. This opinion may not be reproduced, summarized, excerpted from or otherwise publicly referred to or disclosed in any manner without our prior written consent, except Marine Transport may include this opinion in its entirety in any proxy statement, information statement or Schedule 14D-9 relating to the Proposed Transaction sent to Marine Transport's shareholders.

     Based upon and subject to the foregoing, it is our opinion as investment bankers that the consideration offered in the Proposed Transaction is fair, from a financial point of view, to the shareholders of Marine Transport.

                                          Very truly yours,

                                          (ING BARINGS LLC SIGNATURE)
                                          ING BARINGS LLC

                                       B-2